UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Submission of Matters to a Vote of Security Holders

As previously reported in its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2025, the annual general meeting of shareholders (the “Annual Meeting”) of Carbon Revolution Public Limited Company, a public limited company incorporated in the Republic of Ireland (the “Company”), was originally scheduled for 9:00 a.m. (Eastern time) on June 30, 2025 as a virtual meeting conducted solely online at www.virtualshareholdermeeting.com/CREV2024. At such time and place, the Annual Meeting was duly called to order and adjourned until 9:30 a.m. (Eastern time) on the same date and at the same place to allow additional time for the Company to obtain a quorum necessary for action to be taken at the Annual Meeting.

At 9:30 a.m. (Eastern time) on June 30, 2025, the Company held the Annual Meeting. Under the Company’s constitution and Irish law, a quorum was present at 9:30 a.m. (Eastern time).

The items of business considered by the Company’s shareholders at the Annual Meeting and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions and broker non-votes with respect to each proposal, are set forth below:

1a. To re-elect Dale McKee to serve on our board of directors (the “Board of Directors” or the “Board”) as a Class I director until the 2027 annual meeting of shareholders (“Proposal No. 1a”)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
618,676	12,739	24,903	541,299

1b. To re-elect Jacqueline Dedo to serve on our Board as a Class I director until the 2027 annual meeting of shareholders (“Proposal No. 1b”)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
618,641	12,774	24,903	541,299

1c. To re-elect Matti Masanovich to serve on our Board as a Class I director until the 2027 annual meeting of shareholders (“Proposal No. 1c”)

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
618,654	12,739	24,925	541,299

2. To ratify the appointment of KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s independent registered public accounting firm for the Company’s fiscal year ending June 30, 2025, and to authorise the Board to fix their remuneration (“Proposal No. 2”)

FOR	AGAINST	ABSTAIN
1,122,801	61,190	13,626

3. To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2023, and to authorize the Board to fix their renumeration (“Proposal No. 3”)

FOR	AGAINST	ABSTAIN
1,119,008	64,611	13,998

4. To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2024, and to authorize the Board to fix their renumeration (“Proposal No. 4”)

FOR	AGAINST	ABSTAIN
1,119,008	64,611	13,998

5. To ratify the appointment of KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, as the Company’s Irish statutory auditor for the fiscal year ending June 30, 2025, and to authorize the Board to fix their renumeration (“Proposal 5”).

FOR	AGAINST	ABSTAIN
1,119,008	64,611	13,998

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company
(Registrant)

Date: July 2, 2025	/s/ Donald Hampton, Jr
Donald Hampton, Jr
Chief Executive Officer